SQUIRE, SANDERS & DEMPSEY L.L.P.

4900 Key Tower 127 Public Square Cleveland, Ohio 44114-1304 Office: +1.216.479.8500 Fax: +1.216.479.8780

June 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Justin Dobbie, Esq.
Christian Windsor, Esq.
Division of Corporation Finance

Re:	KeyCorp
Registration Statement on Form S-4, Filed May 27, 2009
File No. 333-159490

Dear Messrs. Dobbie and Windsor:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 18, 2009 with respect to the above-referenced registration statement on Form S-4, filed by KeyCorp on May 27, 2009 (the “Registration Statement”), in connection with the proposed offer by KeyCorp to exchange common shares, par value $1.00 per share (“Common Shares”), for any and all of the $1,740,000,000 in aggregate liquidation preference of the outstanding trust preferred securities (the “Trust Preferred Securities”) of KeyCorp Capital V, KeyCorp Capital VI, KeyCorp Capital VIII, KeyCorp Capital IX and KeyCorp Capital X (collectively, the KeyCorp Capital Trusts”), on the terms and subject to the conditions as set forth in the Registration Statement. We refer to the offer to exchange Trust Preferred Securities for Common Shares pursuant to the Registration Statement as the “Exchange Offer”.

In connection with this response KeyCorp is today also filing with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) which reflects the responses set forth below, as appropriate. We are also sending you via overnight delivery three (3) courtesy copies of the Amendment.

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the staff’s comments. Capitalized terms used in the Amendment and used in the following responses without definition have the meanings specified in the Amendment.

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SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

Registration Statement on Form S-4

General

1.	Revise the registration statement to discuss any material terms of, or actions contemplated by, your capital plan beyond the capital raising transactions contemplated in the exchange offer, or otherwise disclosed in this registration statement. Also, to the extent that your capital plan is revised based upon discussions with your primary financial regulator, please revise the disclosure accordingly.

KeyCorp has complied with the staff’s request by including additional disclosure on pages 4-5, 11-12 and 38-39 of the Amendment with respect to KeyCorp’s capital plan. The Amendment reflects all material terms of, or actions contemplated by, KeyCorp’s capital plan. As of the date hereof no revisions have been made to the capital plan as submitted by KeyCorp to its primary banking regulator, nor have any revisions been requested by the regulator. KeyCorp hereby acknowledges that it will revise the disclosure accordingly in the event there are any material revisions to its capital plan.

2.	We note that you have omitted certain information about the exchange offer on the cover page and throughout the prospectus. Please revise to include the omitted information in your next amendment or tell us when you anticipate including such information.

KeyCorp intends to include all omitted pricing data and related information in a subsequent amendment to the Registration Statement prior to commencing the Exchange Offer.

3.	We note your use of the measure “Tier 1 common equity” in your disclosure on page 10, as well as in various other locations in the prospectus. We also note your use of the ratio “Tangible common equity to tangible assets” on page 24. Both of these measures appear to be non-GAAP as they are not required by GAAP, Commission rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable. Please also confirm that in future disclosure of these measures you will comply with Item 10(e) of Regulation S-K and Regulation G, as applicable.

KeyCorp has complied with the staff’s request by including the additional disclosure required by Item 10(e) of Regulation S-K on pages 25 and 26 of the Amendment, and confirms that it will comply with Item 10(e) of Regulation S-K and Regulation G, as applicable, in future disclosure of these measures.

4.	We note that you intend to determine the final exchange ratio on the expiration date of the offer. Please provide your analysis as to how the use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). Please also confirm, if true, that KeyCorp will not consider adjusting the pricing formula or Exchange Value after the exchange ratio is fixed, or advise us.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

KeyCorp has revised the pricing mechanism in the Amendment to follow a “day 18” pricing mechanism, such that the determination of the final Exchange Ratio will be based upon the arithmetic average of the per share volume weighted average price of KeyCorp’s Common Shares for each trading day during a five consecutive trading day period that will end on and include the second trading day preceding the expiration date of the Exchange Offer (the “Pricing Mechanism”). The “day 18” pricing mechanism is also consistent with the pricing mechanism employed by KeyCorp in connection with its offer to exchange its 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share, for Common Shares, as described in the Schedule TO-I, filed by KeyCorp on June 12, 2009, as thereby amended (as amended, the “Schedule TO”), which was subject to the staff’s review. KeyCorp notes for the information of the staff that it submitted a detailed analysis of the compliance of a “day 18” pricing mechanism with, among other things, Rule 14e-1(b) in its response submitted as correspondence via EDGAR, dated June 18, 2009 (the “June 18 Correspondence”), to the staff’s comments regarding the Schedule TO.

The Pricing Mechanism described in the Amendment is appropriate for an issuer exchange offer that is registered on Form S-4. The Pricing Mechanism results in a fixed, constant dollar value exchange (subject to the limits described in the Exchange Offer), and provides greater certainty about the ultimate return to investors, and absolute certainty about the maximum number of Common Shares per Trust Preferred Security tendered, thereby protecting investors. In such respect, the Exchange Offer is being conducted in a manner consistent with the terms of similar transactions that were the subject of no-action relief granted by the staff with respect to Rule 14e-1(b), as described in more detail below.

I.	The Exchange Offer is consistent with the terms of prior no-action relief granted under Rule 14e-1(b)

Similar to the responses cited by KeyCorp in the June 18 Correspondence, KeyCorp respectfully submits that the “day 18” Pricing Mechanism, as further described in the Amendment, is consistent with prior no-action relief granted by the staff with respect to Rule 14e-1(b). See Lazard Frères & Co. (“Lazard”), SEC No-Action Letter, 1995 WL 476257 (Aug 11, 1995) (the “Lazard Letter”); and TXU Corporation (“TXU”), SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (Sept. 13, 2004) (the “TXU Letter”).

KeyCorp acknowledges that while the consideration offered in its Exchange Offer consists of Common Shares, the consideration in the TXU Letter consisted of cash. We also note that while the Exchange Offer has a maximum Exchange Ratio as a result of the cap on the number of Common Shares that may be issued, due to the limitations imposed by the listing rules of the New York Stock Exchange (“NYSE”), unlike the Lazard and TXU transactions, the Exchange Offer does not include a specified minimum or maximum Exchange Ratio. KeyCorp believes this distinction however is not significant to the analysis, given that holders will know with certainty the actual Exchange Ratio two business days prior to the expiration of the Exchange Offer, and will be able to make an informed decision on whether to participate in

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

the Exchange Offer based on that information. KeyCorp further notes that, prior to the TXU Letter, the staff granted no-action relief to AB Volvo in an issuer tender offer that also involved a pricing mechanism substantially similar to the Pricing Mechanism. See AB Volvo, SEC No- Action Letter, 1997 SEC No-Act. LEXIS 1050 (May 16, 1997) (the “AB Volvo Letter”). Accordingly, KeyCorp believes that the Exchange Offer will be conducted in a manner consistent with the terms of prior no-action relief granted by the staff with respect to Rule 14e-1(b).

In the TXU Letter, which, like the Exchange Offer, involved an issuer tender offer, the staff stated that it would not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) if offers were conducted based upon the pricing mechanism described (which was based upon average trading prices over a specified period of time ending not later than the second full business day preceding the expiration of the exchange offer) in the TXU Letter. KeyCorp thus believes that the Pricing Mechanism being used in the Exchange Offer is substantively similar to that in TXU’s issuer tender offer and any differences between the TXU Letter and the terms of the Exchange Offer are not material. Like TXU, the securities that are subject to the Exchange Offer (the Trust Preferred Securities) and the securities offered in the Exchange Offer (the Common Shares) are listed on the NYSE.

II.	The Pricing Mechanism methodology is comparable to TXU and other issuer tender offers cited in the TXU

As described in more detail below, a formula-based exchange ratio such as the Pricing Mechanism is designed to reduce uncertainty for KeyCorp and holders of Trust Preferred Securities during the offer period as to whether the consideration to be paid will be adequate to cover any increase in the value of the Trust Preferred Securities resulting from fluctuations in the trading prices of the Common Shares during the offer period. Compared to a fixed purchase price, the proposed methodology, like the methodology in the TXU Letter and the other issuer tender offers cited in the TXU Letter, would allow KeyCorp to price and complete the Exchange Offer more efficiently, while allowing holders of the Trust Preferred Securities to better predict, at the commencement of the Exchange Offer, the difference between the value of the Trust Preferred Securities they tender and the Common Shares they will receive. In order to accomplish that result, the Exchange Offer provides that the number of Common Shares to be exchanged will be in accordance with the Exchange Ratio which, as in the TXU Letter, is based upon average trading prices of the Common Shares over a specified period of time. KeyCorp believes that the fact that freely transferrable, NYSE listed Common Shares are being offered instead of cash does not at all lessen the accomplishment of this result, that being the transparency to investors of the transaction, or its compliance with Rule 14e-1(b).

A.	Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than an offer using the traditional pricing method of a fixed exchange ratio. In fixed-ratio offers, the return to investors depends on the value at the expiration of the offer of

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

both the securities that are offered and the securities that are tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying securities on expiration of the offer are equal to their prices at the offer’s inception. Sophisticated investors may seek to lock in this discount at the offer’s start through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the securities involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer’s inception. Instead, their participation decision may be more heavily influenced by the relative prices of each security at the offer’s end, which may not reflect the discount originally provided.

B.	Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the staff has granted, relief under the tender offer rules in a variety of transactions when an exchange ratio is based on a formula using trading data over a specified period. In the Lazard Letter, the first of these no-action letters, which involved a hypothetical third party exchange offer, the staff stated that it concurred that the exchange pricing mechanism described, which, among other things, provided that the exchange ratio would be set no later than the second full business day preceding the offer expiration, complied with the requirements of Rules 14d-6(e)(1)(iii) and 14e-1(b). The staff has extended the relief granted in Lazard in a variety of other circumstances involving formula-based pricing (including in the TXU Letter and the AB Volvo Letter, referenced above), but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer.

The Pricing Mechanism employed by KeyCorp as described in the Amendment is virtually identical to that considered by the staff in the Lazard Letter and the later TXU Letter. Although in the TXU Letter not all of the subject securities were listed on a national securities exchange, the staff noted in the Lazard Letter that the equity securities subject to and offered in the exchange offer would be listed on a national securities exchange. That requirement is satisfied in the Exchange Offer.

C.	Application of Formula-Based Exchange Ratios

The Pricing Mechanism used in the Exchange Offer is substantively identical to that in Lazard and TXU. Like Lazard and TXU, both the Trust Preferred Securities that are the subject of the Exchange Offer and the Common Shares offered in exchange are listed on the NYSE. The Exchange Offer is similar to Lazard and virtually every other no-action letter since then related to a similar pricing mechanism, and is designed so that the holders of the Trust Preferred Securities will receive as close as possible a fixed value of consideration for each share tendered. In order to accomplish that result, the Exchange Offer, like the hypothetical exchange offer described in the Lazard Letter, provides that the number of Common Shares to be exchanged will be in accordance with the Exchange Ratio which, like the pricing mechanism described in the Lazard Letter, is based upon average trading prices of the Common Shares over a specified period of time.

The maximum number of Common Shares that may be issued in the Exchange Offer will equal 19.9% of the total number of Common Shares outstanding prior to the issuance of Common Shares in the Exchange Offer. The decision to limit the number of Common Shares that may be issued in the Exchange Offer is to ensure compliance with Section 312.03 of the NYSE Listed Company Manual, which requires shareholder approval prior to the issuance of Common Shares that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the issuance of such shares.

Conditions of the Exchange Offer, page 34

13.	We note that you reserve the right to terminate the offer if any condition remains unsatisfied or has not been waived. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

KeyCorp has complied with the staff’s request by including additional disclosure on page 43 of the Amendment to clarify that all conditions of the Exchange Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer by KeyCorp.

Acceptance of Trust Preferred Securities for Purchase ... , page 39

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

The Pricing Mechanism is also consistent with the relief granted in Lazard and its progeny in that: (i) the value relationship between the securities involved is fixed and remains constant during the Exchange Offer (subject to the maximum limit on the exchange ratio imposed by the NYSE listing rules as described in the Amendment), thus enabling holders to be able to determine the value receivable upon settlement for the tender of their shares; (ii) the final Exchange Ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) KeyCorp will issue a press release announcing the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the Expiration Date, thus allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer before tendering or withdrawing from the Exchange Offer; and (iv) holders of Trust Preferred Securities can also contact KeyCorp’s information agent at a toll-free telephone number disclosed in the Prospectus to obtain relevant exchange ratio information.

III.	Conclusion

From a policy perspective, the Pricing Mechanism serves to enhance the value delivered to investors by allowing issuers to repurchase securities by using common stock while at the same time delivering a fixed amount of value to holders as in a cash tender offer. For the foregoing reasons, we respectfully submit that the “day 18” Pricing Mechanism as set forth in the Amendment complies with Rule 14e-1(b).

KeyCorp further confirms that it does not intend to adjust the pricing formula or Exchange Value after the Exchange Ratio is fixed (unless the Exchange Offer is revised, in which case the offer period will be extended in accordance with the Commission’s regulations).

5.	Please revise to clarify whether the offer is for any and all of each class of Trust Preferred Securities or if it is a partial offer. We note that you state that the offer is for “any and all” of the Trust Preferred Securities; however, because of the limitation on the number of common shares that you will issue, the offer may result in the acceptance of securities on a pro rata basis. In addition, please revise to clarify whether the acceptance will be on a pro rata basis with respect to each class of security.

KeyCorp notes that the offer is for any and all of each series of Trust Preferred Securities, subject to proration as described in the Amendment, although KeyCorp further notes that there is no order of priority among the various series of Trust Preferred Securities. KeyCorp has included additional disclosure on page 41 of the Amendment to clarify that KeyCorp will, for all series of Trust Preferred Securities, determine the Trust Preferred Securities that KeyCorp will accept on a pro rata basis (based on the aggregate number of Trust Preferred Securities validly tendered by each tendering holder accepted by KeyCorp as compared to the aggregate number of Trust Preferred Securities validly tendered by all tendering holders). In the event that proration of Trust Preferred Securities is required, KeyCorp will determine the final proration factor and announce the results of proration in a press

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

release, promptly after the Expiration Date. This information also will be available from KeyCorp’s Information Agent after final determination. In applying the proration factor, KeyCorp will multiply the amount of each tender of Trust Preferred Securities by the proration factor and round the resulting amount down to the nearest increment of $25.00.

6.	Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).

KeyCorp hereby confirms that the offer will remain open for the full 20 business days as required by Rule 14e-1(a).

Forward-Looking Statements, page 1

7.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

KeyCorp has complied with the staff’s request by revising the disclosure on page 1 of the Amendment to omit reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). KeyCorp will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to the Exchange Offer.

Questions and Answers About the Exchange Offer, page 4

What is the purpose of the Exchange Offer?, page 4

8.	We note the disclosure here and throughout the prospectus regarding the company’s other capital raising activities. Please revise to update this information. For example, please discuss any impact upon your capital plan based upon your announced increase in your “at the market” offering from $750 million to $1 billion. Please also tell us, with a view towards revised disclosure, the status of any other actions the company is considering as a part of its comprehensive capital plan.

KeyCorp has complied with the staff’s request by including additional disclosure on pages 4-5, 11-12 and 38-39 of the Amendment with respect to the capital raising transactions contemplated by KeyCorp’s capital plan.

Will all Trust Preferred Securities that I tender be accepted ... , page 6

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

9.	You state that securities not accepted for exchange will be returned promptly after the final proration factor is determined. Rule 14e-l(c) requires that you return the securities “promptly” upon expiration or termination of the offer, as applicable.

KeyCorp has complied with the staff’s request by including additional disclosure on pages 7, 15 and 42 of the Amendment to reflect that any Trust Preferred Securities not accepted for exchange as a result of proration will be returned to tendering holders promptly after the expiration or termination of the Exchange Offer, as applicable, in accordance with Rule 14e-1(c).

Summary, page 8

Purpose of the Exchange Offer, page 9

10.	Revise this section to discuss the increased amount of capital available to common shareholders as a result of the decline in trust preferred distributions resulting under both the low and high participation scenarios.

KeyCorp has complied with the staff’s request by including additional disclosure on pages 11-12 and 38-39 of the Amendment to discuss the amount that KeyCorp expects to retain as a result of the retirement of the Underlying Debentures and the resulting decline in distributions on the Trust Preferred Securities resulting under both the low and high participation scenarios.

Risk Factors. page 16

Holders of Trust Preferred Securities that participate in the Exchange Offer ... , page 20

11.	Please revise to clarify, if true, that the company must accept for exchange the tender of a holder’s Trust Preferred Securities in order for the holder to lose the right to future distributions.

KeyCorp has complied with the staff’s request by including additional disclosure on page 22 of the Amendment to clarify that the Trust Preferred Securities must be accepted by KeyCorp for exchange in the Exchange Offer in order for tendering holders to lose the right to future distributions.

The Exchange Offer, page 31

Proration, page 34

12.	Please tell us, with a view towards revised disclosure, how the NYSE rules affected the company’s decision to limit the number of shares of common stock to be issued in the exchange offer.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

The maximum number of Common Shares that may be issued in the Exchange Offer will equal 19.9% of the total number of Common Shares outstanding prior to the issuance of Common Shares in the Exchange Offer. The decision to limit the number of Common Shares that may be issued in the Exchange Offer is to ensure compliance with Section 312.03 of the NYSE Listed Company Manual, which requires shareholder approval prior to the issuance of Common Shares that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the issuance of such shares.

Conditions of the Exchange Offer, page 34

13.	We note that you reserve the right to terminate the offer if any condition remains unsatisfied or has not been waived. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

KeyCorp has complied with the staff’s request by including additional disclosure on page 43 of the Amendment to clarify that all conditions of the Exchange Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer by KeyCorp.

Acceptance of Trust Preferred Securities for Purchase ... , page 39

14.	We note that you reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

KeyCorp has complied with the staff’s request by deleting the subject paragraph on page 48 of the Amendment that related to the right to transfer or assign the right to exchange securities in the Exchange Offer because it does not intend to transfer such right to any other person.

Comparison of Rights Between the Trust Preferred Securities ... , page 52

15.	We note that you qualify information disclosed on pages 52 through 54 by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Please refer to Securities Act Rule 411 and revise accordingly.

KeyCorp has complied with the staff’s request by revising the disclosure on page 60 of the Amendment to eliminate qualification of the information by reference to information outside of the Prospectus.

Material U.S. Federal Income Tax Consequences, page 55

16.	You state in the second paragraph on page 55 that this section is based on the assumed treatment of each KeyCorp Capital Trust as a grantor trust and on the treatment of the debt securities held by the related trust as the company’s indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel’s opinion. Please revise accordingly.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

KeyCorp has complied with the staff’s request by revising the disclosure on page 63 of the Amendment to indicate that the summary of material U.S. federal income taxes is the opinion of Squire, Sanders & Dempsey L.L.P.

Exhibits

17.	Please file the dealer manager agreement or form of the agreement as an exhibit to your registration statement. Refer to Item 601(b)(1) of Regulation S-K.

KeyCorp acknowledges the staff’s comment and has added reference to the dealer manager agreement in the exhibit index of the Amendment, with a notation that such agreement will be filed by an amendment to the Registration Statement or incorporated by reference from a Current Report on Form 8-K.

Exhibit 5

18.	Counsel conditions its opinion on the terms and sale of the securities having been duly established in conformity with the company’s amended and restated articles of incorporation. Please explain what is contemplated by this condition.

Counsel has complied with the staff’s request by issuing a revised Exhibit 5 opinion that removes the referenced condition.

19.	We note the assumptions in the first paragraph on the second page of counsel’s opinion. Other than the assumption regarding the effectiveness of the registration statement, the assumptions in this paragraph are inappropriate. Please revise accordingly.

Counsel has complied with the staff’s request by issuing a revised Exhibit 5 opinion that removes the referenced assumptions.

Exhibit 8

20.	We note the representation that counsel is of the opinion that the statements set forth under the “Material U.S. Federal Income Tax Consequences” caption “constitute an accurate summary of the matters set forth therein in all material respects,” Item 601(b)(8) of Regulation S-K requires an opinion as to the material tax consequences of a transaction, not as to the accuracy of disclosure. Revise this exhibit so that it opines as to the material tax consequences of the transactions contemplated by the registration statement. To the extent that counsel wishes to provide a short-form tax opinion, such an opinion must adopt the discussion in the prospectus under this caption as the opinion of counsel and also clarify in the prospectus that the “Material U.S. Federal Income Tax Consequences” section represents an opinion of counsel, which has been filed with the registration statement.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

June 24, 2009

KeyCorp has complied with the staff’s request by revising the disclosure on page 63 of the Amendment to clarify that the “Material U.S. Federal Income Tax Consequences” section represents an opinion of counsel, and counsel has provided a revised Exhibit 8 short-form tax opinion in support of such revised disclosure.

* * * *

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible, as KeyCorp would like to be in a position to commence the proposed Exchange Offer on or about June 29, 2009. Please contact the undersigned at the above number or James J. Barresi at (513) 361-1260 if you have any questions regarding the responses set forth above.

Very truly yours,

/S/ DANIEL G. BERICK
Daniel G. Berick

cc:	Daniel R. Stolzer, Esq. (KeyCorp)

James J. Barresi, Esq. (Squire, Sanders & Dempsey L.L.P.)

Andrew R. Gladin, Esq. (Sullivan & Cromwell LLP)

William G. Farrar, Esq. (Sullivan & Cromwell LLP)